11016635

RECEIVED
2011 JUN 20 AM 11:33
SEC / TM

Cy c
6/28/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-47204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 ALANA DRIVE
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT — 815-485-5559 (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

M. A. 9/M

OATH OR AFFIRMATION

I, DOUGLAS S. RUTH, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

LENOX FINANCIAL SERVICES, INC. as of

DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 23rd day of February, 2011

Notary Public

OFFICIAL SEAL
PATRICIA A. CONNOLLY
Notary Public, State of Illinois
My Commission Expires
November 19, 2014

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

TABLE OF CONTENTS

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants | Illinois CPA Society | Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. (the Company) as of December 31, 2010 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a - 5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lenox Financial Services, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Linda C. Rapacz, CPA

February 22, 2011

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash		$ 6,228
Due from Broker		10,321
Securities Owned, at Fair Value		39,044
Accounts Receivable		5,773
Total Current Assets		$61,366
FIXED ASSETS		
Automobile	$15,646	
Less - Accumulated Depreciation	15,646	
Net Fixed Assets		0
TOTAL ASSETS		$ 61,366

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 10,877
Due from Broker		10,545
Accrued Payroll Taxes		3,903
Total Current Liabilities		$25,325
STOCKHOLDER'S EQUITY		
Capital Stock - Common, No Par Value; 1,000 Shares Authorized, and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	(19,185)	
Total Stockholder's Equity		36,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 61,366

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME		
Equity Income	$ 83,722	
Mutual Fund Income	37,912	
Commission Income	12,871	
Clearing Income	3,909	
Annuity Income	12,850	
Interest Income	5,415	
Bond Income	9,253	
Tax Work Income	411	
Total Income		$ 166,344
OPERATING EXPENSES		
Officer's Salaries	$107,303	
Office Salaries	55,273	
Commissions	22,203	
Payroll Taxes	12,662	
Professional Fees	12,000	
Pension Plan Expense	4,877	
Telephone	3,600	
Depreciation	11	
Total Operating Expenses		217,929
NET (LOSS) FOR THE YEAR		($ 51,585)

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance, January 1, 2010	$ 100	$ 55,126	$ 32,400	$ 87,626
Net (Loss) For the Year	-	-	(51,585)	(51,585)
Ending Balance, December 31, 2010	$ 100	$ 55,126	($ 19,185)	$ 36,041

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTHING

TO

REPORT

The accompanying notes to the financial statements
are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS USED BY OPERATING ACTIVITIES		
Cash Used By Net (Loss)		($51,585)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH USED BY OPERATING ACTIVITIES		
Depreciation	$ 11	
NET CHANGES IN:		
Securities Owned	5,167	
Accounts Receivable	5,160	
Accounts Payable	6,761	
Payroll Taxes Payable	3,819	
Due to Affiliates	10,545	
Total Adjustments and Net Changes		31,463
Net Cash Used By Operating Activities		($ 20,122)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		-
NET (DECREASE) IN CASH		($ 20,122)
CASH AT BEGINNING OF YEAR		26,350
CASH AT END OF YEAR		$ 6,228

SUPPLEMENTAL CASH FLOW DISCLOSURES	
Income Tax Payments	$ -
Interest Payments	$ -

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28,1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and as a fully disclosed broker dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in compliance with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair market value.

Depreciation

Depreciation of the fixed asset is computed on a straight line basis over the estimated useful life of the asset.

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2010 was $4,877. The Pension Plan is administered by an outside financial institution.

NOTE 3- FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circum stances and may include the Company's own data.)

At December 31, 2010, the Company did not have any level 2 or level 3 inputs.

NOTE 4- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company traded no derivatives during the year ended December 31, 2010. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions The Company traded no derivatives during the year ended December 31, 2010.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2010.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is the principal of both affiliated companies. At December 31, 2010 the Company had no outstanding accounts receivable from, but accounts payable due to these affiliated companies in the amount of $10,545.

NOTE 8 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2010 the Company had net capital and net capital requirements of $32,334 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 78%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 10 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of December 31, 2010, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

NOTE 11 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through February 22, 2011, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.

SCHEDULE I

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

TOTAL STOCKHOLDER'S EQUITY		$ 36,041
LESS - NONALLOWABLE ASSETS		
Receivable	$ 237	
Total Non-Allowable Assets		237
NET EQUITY BEFORE HAIRCUTS		$ 35,804
HAIRCUTS ON SECURITIES		
Securities	$ 2,591	
Undue Concentration	195	
Other	684	
Total Haircuts on Securities		3,470
NET CAPITAL		$ 32,334
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 27,334
NET CAPITAL LESS 120% OF NET CAPITAL REQUIREMENT		$26,334

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

SCHEDULE I

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
DECEMBER 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS

Items included in the Statement of Financial Condition:

Accounts Payable	$ 10,877	
Due to Affiliates	10,545	
Accrued Payroll Taxes	3,903	
TOTAL AGGREGATE INDEBTEDNESS		$ 25,325
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		78%

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants
Illinois CPA Society
Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Board of Directors
Lenox Financial Services, Inc.
New Lenox, Illinois

In planning and performing my audit of the financial statements and supplemental schedules of Lenox Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purposes of expressing my opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for the safeguarding of securities. This study included tests of such compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authoriza-

tion and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adverse affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate, at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature], CPA

February 22, 2011

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants
Illinois CPA Society
Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
Lenox Financial Services, Inc.
New Lenox, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Lenox Financial Services, Inc. for the year ended December 31, 2010. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I followed are as follows.

1. Compared listed assessment payments with respective cash disbursement record entries,
2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2010 to December 31, 2010, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T),
3. Compared any adjustments reported on Form SIPC-7T with supporting schedules and work papers,
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and work papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Lenox Financial Services, Inc. taken as a whole.

Linda C. Rapacz, CPA

February 22, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lenox Financial Services, Inc.
322 Alana Drive
New Lenox, IL 60451

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Ruth (815)485-559

2. A. General Assessment (item 2e from page 2) $ 47.63

B. Less payment made with SIPC-6 filed (exclude interest) (158.30)

August 24, 2010
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) (110.67)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $(110.67)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lenox Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[illegible]
(Authorized Signature)

Dated the 8th day of February, 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 20 10 and ending December 31 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 90995.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	719.00
Total additions	719.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	35116.00
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	37546.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	72662.00
2d. SIPC Net Operating Revenues	$ 19052.00
2e. General Assessment @ .0025	$ 47.63

(to page 1, line 2.A.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

May 26 2011

Lenox Financial Services Inc.
322 Alana Dr.
New Lenox, IL 60451

8-47204

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/09 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/10 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y. Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov